                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. ________)(1)


                             Parlux Fragrances Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    701645103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joel S. Forman, Esq.
                               Bondy & Schloss LLP
                            6 East 43rd St., 25th Fl.
                               New York, NY 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  December 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Page 1 of 5 Pages)


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---------------------------                              -----------------------
   CUSIP No.  701645103             13D                     Page 2 of 5 Pages
              ---------                                         ---  ---
---------------------------                              -----------------------

---------|----------------------------------------------------------------------
   1.    | NAME OF REPORTING PERSONS
         | S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         | Zouheir Beidoun
---------|----------------------------------------------------------------------
   2.    | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
         |                                                      (b)  [ ]
---------|----------------------------------------------------------------------
   3.    | SEC USE ONLY
---------|----------------------------------------------------------------------
   4.    | SOURCE OF FUNDS*
         | PF
---------|----------------------------------------------------------------------
   5.    | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         | PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
---------|----------------------------------------------------------------------
   6.    | CITIZENSHIP OR PLACE OR ORGANIZATION
         | Kuwait
---------|----------------------------------------------------------------------
         |
---------|----------------------------------------------------------------------
               | 7.  |   SOLE VOTING POWER
  NUMBER OF    |     |
   SHARES      |     |   753,000
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     | 8.  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |     |   0
PERSON WITH    |_____|__________________________________________________________
               | 9.  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   753,000
               |_____|__________________________________________________________
               |10.  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   0
_______________|_____|__________________________________________________________
         |
  11.    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |  753,000
---------|----------------------------------------------------------------------
  12.    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         |  CERTAIN SHARES*                                           [ ]
---------|----------------------------------------------------------------------
  13.    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         |  5.75%
---------|----------------------------------------------------------------------
  14.    |  TYPE OF REPORTING PERSON*
         |  IN
---------|----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

Item 1

         Title of Securities. Common Stock, par value, $0.01 per share.
         Name of Issuer. Parlux Fragrances Inc.
         Address of Issuer's Principal Executive Office. 3725 S.W. 30th Avenue, Ft. Lauderdale, FL 33312.

Item 2

         (a) Name of Person Filing. This Schedule 13D is being filed for Zouheir Beidoun.

         (b) Address. Mr. Beidoun's address is W74-3011520-Q3-5AZ-FB, Jaber Al Mubarak St., A-Nifissital Khatrash Bldg., P.O. Box 3430, Safat 13035 Kuwait.

         (c) Mr. Beidoun is the owner of Beidoun Trading Company in Kuwait.

         (d) During the last five years, Mr. Beidoun has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Beidoun has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Citizenship.  Mr. Beidoun is a citizen of Kuwait.


Item 3   Shares were acquired for cash in ordinary brokerage transactions.

Item 4 Mr. Beidoun acquired his shares in ordinary brokerage transactions and has no present intent to acquire additional shares or exert influence or control over the issuer's management. The reporting obligation hereunder arose in part as a result of a buy-back program pursued by the issuer, which resulted in a reduction in the number of shares of the issuer issued and outstanding (net of shares held in treasury). This reduction correspondingly increased Mr. Beidoun's percentage ownership of the outstanding common stock of the issuer. Although Mr. Beidoun's percentage ownership of the issuer's outstanding common stock (net of shares held in treasury) reached 5% as a result of the issuer's buy-back program during the three months ended December 31, 1998, Mr. Beidoun only recently became aware that this had occurred.


                                page 3 of 5 pages

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Item 5.  Ownership

         (a) Amount Beneficially Owned. As of the date hereof Mr. Beidoun owned 753,000 shares of the issuer's common stock.

               Percent of Class. The shares of common stock held by Mr. Beidoun represent approximately 5.75% of the common stock outstanding as of the date hereof.

         (b)   Number of shares as to which such person has:

               Sole power to vote or to direct the vote: 753,000
               Shared power to vote or to direct the vote: 0
               Sole power to dispose or to direct the disposition of: 753,000 Shared power to dispose or to direct the disposition of: 0

         (c) On October 13, 1999, Mr. Beidoun acquired an additional 18,000 shares of the issuer's common stock.

Item 6   Not applicable.

Item 7   Not applicable.


                                page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: October 26, 1999


                                           /s/ Zouheir Beidoun
                                           -------------------------------------
                                               Zouheir Beidoun







                                page 5 of 5 pages